UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number: 000-50826

KONGZHONG CORPORATION

(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                                Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                      No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Announces Acquisition of a Leading Mobile Game Developer	4

FORWARD-LOOKING STATEMENTS

The Press Releases of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements that are not historical facts relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China’s telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents the Company files from time to time with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

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INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit attached hereto are specifically incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-159147), filed with the Securities and Exchange Commission on May 12, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: June 22, 2009
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

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KongZhong Corporation Announces Acquisition of a Leading Mobile Game Developer

Beijing, China, June 22, 2009 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced that it has entered into a definitive agreement to acquire the entire issued share capital of Simlife International, Inc. (“Simlife”), a leading mobile game developer in China.  Upon the closing of the acquisition, Simlife would become a wholly-owned subsidiary of the Company.

Commenting on the acquisition, Leilei Wang, the CEO and Chairman of the Company, said, “I’m excited to welcome the Simlife team to the Company.  Simlife currently has a portfolio of over 200 mobile games and a development team of more than 50 members with years of experience in developing high-quality 3D mobile games.  One of Simlife’s mobile games, X Dancery, was selected by Nokia in 2009 as a Grand Prize winner in the Technology Showcase category in the global Calling All Innovators contest for mobile applications and solutions.  We believe that Simlife’s mobile games and development team will be important additions to our own portfolio of mobile games and development team.  We also believe that Simlife’s strong development capabilities, including its self-developed 3D mobile game engine, can help consolidate and extend the Company’s leadership in the Chinese mobile games market.”

The Company has agreed to pay US$3 million in cash to the shareholders of Simlife.  An additional payment of US$1.25 million in cash and the issuance of 6 million of the Company’s ordinary shares (equivalent to 150,000 ADSs) to certain shareholders of Simlife are contingent upon Simlife’s performance in the year subsequent to completion of the acquisition.  IDGVC Partners, which owns approximately 6.7% of the outstanding ordinary shares of the Company, also owns approximately 30% of the issued share capital of Simlife.

About Simlife

Based in Xiamen, Fujian Province, China, Simlife was founded in 2002 and is one of China’s leading developers of mobile games.  Two of Simlife’s 3D mobile games, Lament Island and X Dancery, which are based on its self-developed 3D mobile game engine, have been recognized by various awards as some of the most innovative mobile games in the mobile games industry.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), Java™, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, Java™ games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our failure to fully realize the anticipated synergies from our mergers and acquisitions; continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Officer Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com

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